SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Announcement on Resignation of Chairman of Supervisory Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: July 11, 2017	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

Announcement on Resignation of Chairman of Supervisory Committee

On 11 July 2017, Mr. Zhang Jianbo (“Mr. Zhang”), former employee representative supervisor and chairman of the supervisory committee of Sinopec Shanghai Petrochemical Company Limited (the “Company”) requested to resign from his position as a supervisor and chairman of the supervisory committee due to a change of job assignments. The resignation of Mr. Zhang will not cause the number of supervisors in the supervisory committee to fall below the statutory quorum. According to the Articles of Association of the Company, Mr. Zhang’s resignation takes effect upon the submission of the resignation letter to the supervisory committee of the Company on 11 July 2017. Mr. Zhang has confirmed that he has no disagreement with the supervisory committee of the Company and there are no matters relating to his resignation that need to be brought to the attention of the shareholders of the Company.

The supervisory committee of the Company expresses its appreciation for Mr. Zhang’s valuable contribution with regards to improving the Company’s corporate governance structure and safeguarding the legitimate interests of investors during his tenure of service.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Guo Xiaojun Joint Company Secretary

Shanghai, the PRC, 11 July 2017